Exhibit 9.1

BIT Mining Announces Sale of Shares of Loto Interactive Limited

HONG KONG, July 12, 2022 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced that the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase approximately 51% of the total issued share capital of Loto Interactive Limited (“Loto Interactive”), representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share (the “Sale Price”) for the total consideration of HK$78,308,496 (the “Transaction”). After the Transaction, the Company’s share ownership in Loto Interactive will decrease to 8.79%.

The Transaction is subject to the satisfaction of the conditions set out in the Sale and Purchase Agreement. In addition, the terms of the Transaction may be amended further subject to comments from the applicable regulatory authorities as necessary.

“Following our strategy to focus on developing in the U.S., we believe this is the right decision to sell a majority of our shares of Loto Interactive and devote our resources more extensively to the North American market,” commented Mr. Xianfeng Yang, CEO of the Company. “Going forward, with the North American market as our center of excellence, we will continue to invest in technology, innovation, and high-quality mining resources worldwide. At the same time, we will constantly improve operational efficiency as we expand our business to build a strong foundation across the cryptocurrency ecosystem.”

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, completing the Company's vertical integration with its supply chain, increasing its self-sufficiency and strengthening its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com